UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

ACTIONS SEMICONDUCTOR CO., LTD.

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	000-51604
(State or other jurisdiction of incorporation or organization )	(Commission File Number)	(IRS Employer Identification No.)

No. 1, Ke Ji Si Road

Technology Innovation Coast of Hi-Tech Zone

Zhuhai, Guangdong, 519085

The People’s Republic of China

(Address of Principal Executive Offices) (Zip Code)

I-Hung (Nigel) Liu, Chief Financial Officer

+86-756-339-2353

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period January 1 to December 31, 2014

Item 1.01. Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

A copy of the Conflict Minerals Report of Actions Semiconductor Co., Ltd. (“Actions”) for the reporting period January 1 to December 31, 2014 is filed as Exhibit 1.01 to this specialized disclosure report on Form SD and is also available at Actions’ website at http://actions-semi.investorroom.com.

Item 1.02. Exhibit.

Actions has filed, as an exhibit to this Form SD, a Conflict Minerals Report as required by Item 1.01 of this Form.

Item 2.01. Exhibit.

Exhibit Number	Description of Document

1.01	Actions Semiconductor Co., Ltd. Conflict Minerals Report for the reporting period January 1 to December 31, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ACTIONS SEMICONDUCTOR CO., LTD.
Dated: May 29, 2015	By:	/s/ I-Hung (Nigel) Liu
	Name:	I-Hung (Nigel) Liu
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Document

1.01	Actions Semiconductor Co., Ltd. Conflict Minerals Report for the reporting period January 1 to December 31, 2014.